Travora Networks, Inc.

600 North Brand Blvd., Suite 230

Glendale, CA  91203

February 6, 2013

Eastward Capital Partners V, L.P.

432 Cherry Street

West Newton, MA  02465

Re:

Master Lease Agreement No. 527 dated as of January 13, 2012, by and between Travora Media, Inc. (“ Travora”) and Eastward Capital Partners V, L.P. (“Eastward”) (the “ Master Lease Agreement”) and the Rental Schedule and Acceptance Certificate No. 527-01 dated as of January 13, 2012 by and between Travora and Eastward (the “ Schedule”) to Master Lease Agreement.

Ladies and Gentlemen:

Travora Networks, Inc., a Delaware corporation (“ TNI” or “Purchaser”) and Travora propose to enter into an Asset Purchase Agreement pursuant to which TNI will acquire substantially all of the assets and assume certain liabilities of the ad network of Travora (the “ Asset Purchase”).  This letter agreement (this “Agreement”) sets forth the agreement by and among Eastward and TNI regarding TNI’s obligation, upon consummation of the Asset Purchase, under the Master Lease Agreement.  Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Master Lease Agreement.

(i)

Eastward hereby waives all of its rights, powers, privileges and remedies under the Master Lease Agreement with regard to a “Change in Ownership” as set forth in Section 20 of the Master Lease Agreement, that may be triggered  in connection with the consummation of the Asset Purchase, including Eastward’s right to demand that Lessee pay the Early Termination Amount to Lessor under the Master Lease Agreement and the Schedule.

(ii)

Each of TNI and Eastward agree that the obligations of Lessee under the Master Lease Agreement shall be solely the obligations of TNI upon consummation of the Asset Purchase.

(iii)       Eastward hereby represents that the aggregate amount outstanding and due under the Master Lease Agreement and Schedule is $4,000,000.00.  Notwithstanding anything in the Master Lease Agreement, the Schedule or any other agreement between Travora, or its affiliates, and Eastward, or its affiliates, or otherwise to the contrary, TNI and Eastward hereby agree that the such aggregate outstanding amount due to Eastward under the Master Lease Agreement shall be paid by TNI in one payment of $1,750,000 due on the date hereof; followed by nine (9) monthly Basic Rent payments of $20,625.00 each, the first such payment due on the date hereof, the remaining payments commencing on March 1, 2013 to and including October 1, 2013; followed by three (3) monthly Basic Rent payments of $42,187.50 each, commencing on November 1, 2013 to and including January 1, 2014; followed by nine (9) monthly Basic Rent payments of $73,125.00 each, commencing on February 1, 2014 to and including October 1, 2014; followed by nine (9) monthly Basic Rent payments of $90,000.00 each, commencing on November 1, 2014 to and including July 1, 2015;  followed by nine (9) monthly Basic Rent payments of $112,590.21 each, commencing on August 1, 2015 to and including April 1, 2016.

(iv)

Section 17(b) of the Master Lease Agreement is hereby amended by deleting the phrase “Stipulated Loss Value” where it appears in the seventh (7 th) line and in the fifth (5th) line from the bottom thereof and replacing it with:  “Early Termination Amount.”  Section 22(a) of the Master Lease Agreement is hereby amended by deleting the term “Stipulated Loss Value” where it appears therein.  Section 22(a) of the Master Lease Agreement is hereby amended by deleting the term “Stipulated Loss Value” where it appears therein in the defined term “Supplemental Rent” and replacing it with:  “Early Termination Amount.”  Exhibit 3 of the Master Lease Agreement is hereby deleted.

(v)

  Section 19 of the Master Lease Agreement is hereby deleted in its entirety and the following is hereby inserted in its place:

“19.

EARLY TERMINATION.  Provided that there is no default hereunder, Lessee may terminate this Master Lease at any time upon ninety (90) days’ prior written notice to Lessor by paying to Lessor all amounts remaining due to Lessor under the Master Lease and all Rental Schedules hereto (the “Early Termination Amount”).”

  (vi)

As of the date hereof, there are no existing defaults and/or events of default of Travora known to Lessor under the Master Lease Agreement.

(vii)

The security interest granted to Eastward in the Collateral and any other interest Eastward has in the Equipment pursuant to the Master Lease Agreement shall automatically, without further action by any party, terminate upon the payment in full by TNI of all amounts due to Lessor thereunder (other than contingent indemnification obligations for which no claims shall have been asserted) and, thereupon, Eastward hereby authorizes TNI and its agents and representatives to file any termination statements with respect to the termination of such security interest and Eastward shall deliver to TNI any Equipment or other Collateral held by Eastward under the Master Lease Agreement and Eastward shall execute and deliver to TNI such other documents and instruments as TNI shall reasonably request to evidence the termination of such security interest and Eastward’s release and/or transfer to TNI of all other rights in the Equipment and/or Collateral.

(viii)

The obligations of the parties under this Agreement shall be subject to consummation of the Asset Purchase.

(ix)

Except as expressly set forth in this letter agreement, all of the terms and provisions of the Master Lease Agreement and Schedule shall remain in full force and effect.  This letter agreement is the complete and exclusive statement of the agreement between the parties which supersedes all proposals or prior agreements or understandings, oral or written, and all other communications between the parties relating to the subject matter of this letter agreement.  This letter agreement may be executed in counterparts and shall be governed by and shall in all respects be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, including all matters of construction, validity and performance.

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If this Agreement sets forth your understanding of the terms of the agreement between the parties, please execute and return to me this Agreement in order to evidence your acceptance of the terms and conditions set forth herein and your agreement to take the actions contemplated hereby.  This Agreement may be executed in several counterparts and by each party on a separate counterpart each of which when executed shall be an original and all of which together shall constitute one instrument.  Signatures to this Agreement may be delivered by telecopier or electronic transmission.

Sincerely,

Travora Networks, Inc.

By:

/s/ Brendon Kensel

Name:

Brendon Kensel

Title:

President

AGREED TO AND ACCEPTED:

EASTWARD CAPITAL PARTNERS V, L.P.

By:

Eastward Capital Partners V GP, L.P.,

its General Partner

By:

ECP V GP, LLC, its General Partner

By: /s/Dennis P. Cameron

Name: Dennis P. Cameron

Title:   General Partner